

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2018

Douglas G. Boessen
Chief Financial Officer
Garmin Ltd.
Mühlentalstrasse 2
8200 Schaffhausen
Switzerland

> **Re: Garmin Ltd.**
> **Form 10-K for the Fiscal Year Ended December 30, 2017**
> **Filed February 21, 2018**
> **File No. 000-31983**

Dear Mr. Boessen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Division of Corporation Finance
Office of Transportation and Leisure